EXHIBIT 21.1

List of Subsidiaries of Vape Holdings, Inc.

Name of Subsidiary	State of Incorporation	Status
Revival Products, LLC	California	Active
Nouveau, LLC	California	Active
Offset, LLC	California	Dissolved; 11/9/2015